STATEMENT OF INVESTMENTS

Dreyfus Treasury Prime Cash Management
April 30, 2006 (Unaudited)

U.S. Treasury Bills--100.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/4/06	4.45	8,675,000	8,671,804
5/11/06	4.46	49,320,000	49,259,516
5/18/06	4.47	1,199,000	1,196,480
6/1/06	4.54	359,200,000	357,802,650
6/15/06	4.55	150,000,000	149,152,500
6/22/06	4.57	285,700,000	283,828,506
6/29/06	4.60	150,000,000	148,879,000
7/6/06	4.60	167,000,000	165,606,942
7/13/06	4.62	113,946,000	112,890,069
7/20/06	4.67	365,000,000	361,255,333
7/27/06	4.71	19,888,000	19,664,509
Total Investments (cost $1,658,207,309)	**100.5%**		**1,658,207,309**
Liabilities, Less Cash and Receivables	**(.5%)**		**(7,549,092)**
Net Assets	**100.0%**		**1,650,658,217**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.